Hudbay Announces Plans for Early Works Program at Rosemont and Provides Annual Reserve and Resource Update

Toronto, Ontario, March 28, 2019 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE: HBM) today announced that its Board of Directors (“Board”) has approved an early works program at its Rosemont project, and provided its annual mineral reserve and resource update. All dollar amounts are in US dollars, unless otherwise noted.

Summary

  Announced $122 million Rosemont early works program; this amount is included in the $1,921 million capital cost estimate for Rosemont.
  Rosemont minority joint venture process to commence shortly.
  By proceeding with early works and financing activities in parallel, Hudbay’s management expects to seek Board approval to commence Rosemont construction by the end of 2019; this would enable first production by the end of 2022;
  Lalor mine achieved production of 4,500 tonnes per day in the first quarter of 2019.
  Filed updated technical report for Lalor reflecting increase in reserves and resources and revised mine plan announced in February 2019.
  777 mine life extended to second quarter of 2022.
  Continuing to advance community relations and technical activities on properties near Constancia.

“We are pleased to be moving forward at Rosemont and look forward to carrying out the early works in parallel with financing activities for the project,” said Alan Hair, Hudbay’s president and chief executive officer. “We continue to drive momentum across our business with the Lalor mine’s successful ramp up to 4,500 tonnes per day, extending 777’s mine life into 2022 and moving Rosemont forward in a prudent manner.”

Rosemont Project

The permitting process at Rosemont concluded with the receipt of the Section 404 Water Permit from the U.S. Army Corps of Engineers and the Mine Plan of Operations from the U.S. Forest Service in March 2019. Hudbay is now in a position to move the project forward with development.

As previously disclosed, Hudbay’s agreement to acquire United Copper & Moly LLC’s 7.95% interest in Rosemont provides Hudbay with greater strategic flexibility with respect to capital structure and project financing alternatives. Hudbay intends to evaluate a variety of options, including the addition of a new, committed joint venture partner for the development of Rosemont. The company expects to carry out this process in parallel with advancing the initial

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development of Rosemont, with the objective to ultimately hold an approximate 70% interest in the project while maintaining operatorship.

As part of the initial development plans, Hudbay’s Board has approved an early works program with spending of $122 million over and above the $20 million of Rosemont spending previously included in 2019 growth capital expenditure guidance. The early works program will be funded from cash on hand of $515 million as at December 31, 2018.

The $122 million early works program is part of Rosemont’s total project capital cost estimate of $1,921 million as disclosed in the National Instrument 43-101 technical report dated March 30, 2017 (“2017 Technical Report”) for Rosemont and will fund the following activities:

  Funding the construction of a water pipeline and power transmission line to site, which are critical long-lead items that are necessary to initiate heavy civil works at site.
  Advancing critical path engineering and geotechnical work to support long-lead procurement and de-risk the project schedule and cost estimate.
  Archaeological site work to prepare key areas for construction.
  Spending on permit-related mitigation activities and owner’s costs.

Hudbay plans to move ahead with early works and financing activities in parallel in 2019 and expects to seek Board approval to commence the construction of Rosemont by the end of the year; this would enable first production by the end of 2022.

Rosemont, located in Arizona, is one of the world’s best undeveloped copper projects delivering a 15.5% after-tax unlevered IRR at a copper price of $3.00 per pound based on the 2017 Technical Report. Rosemont is expected to produce approximately 127,000 tonnes of copper annually at a cash cost of $1.14 per pound, net of by-product credits, over the first 10 years of operations.

Current mineral reserves and resources (exclusive of reserves) for Rosemont are summarized below.

Rosemont Project Mineral Reserve and Resource Estimates [1]	Tonnes	Cu Grade (%)	Mo Grade (%)	Ag Grade (g/t)
Mineral Reserves[2,3]
Proven	426,100,000	0.48	0.012	4.96
Probable	111,000,000	0.31	0.010	3.09
Total proven and probable	537,100,000	0.45	0.012	4.58
Mineral Resources[3]
Measured	161,300,000	0.38	0.009	2.72
Indicated	374,900,000	0.25	0.011	2.60
Total measured and indicated	536,200,000	0.29	0.011	2.64
Inferred	62,300,000	0.30	0.010	1.58

Note: totals may not add up correctly due to rounding.
1 Based on 100% ownership of the Rosemont project.
2 Blocks were classified as Proven or Probable in accordance with CIM Definition Standards 2014.
3 Mineral reserves and resources calculated using metal prices of $3.15 per pound copper, $11.00 per pound molybdenum and $18.00 per ounce silver.

On March 27, 2019, opponents of the Rosemont project filed a lawsuit against the U.S. Army Corps of Engineers challenging, among other things, the issuance of the Section 404 Water Permit in respect of Rosemont. This lawsuit is one of many challenges against the Rosemont permitting process and Hudbay is confident the permits will continue

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to be upheld.

Constancia Mine

Current mineral reserves and resources (exclusive of reserves) for Constancia as of January 1, 2019 are summarized below.

Constancia Mine Mineral Reserve and Resource Estimates [1]	Tonnes	Cu Grade (%)	Mo Grade (g/t)	Au Grade (g/t)	Ag Grade (g/t)
Constancia Reserves
Proven	421,800,000	0.30	94	0.035	2.87
Probable	72,000,000	0.23	72	0.035	3.06
Total proven and probable - Constancia	493,800,000	0.29	91	0.035	2.90
Pampacancha Reserves
Proven	32,400,000	0.59	178	0.368	4.48
Probable	7,500,000	0.62	173	0.325	5.75
Total proven and probable - Pampacancha	39,900,000	0.60	177	0.360	4.72
Total proven and probable	533,700,000	0.31	97	0.059	3.03
Constancia Resources
Measured	169,400,000	0.18	50	0.028	2.19
Indicated	180,500,000	0.20	56	0.034	2.16
Inferred	50,800,000	0.24	43	0.046	2.41
Pampacancha Resources
Measured	11,400,000	0.41	101	0.245	4.95
Indicated	6,000,000	0.35	84	0.285	5.16
Inferred	10,100,000	0.14	143	0.233	3.86
Total measured and indicated	367,300,000	0.20	55	0.042	2.31
Total inferred	60,900,000	0.22	60	0.077	2.65

Note: totals may not add up correctly due to rounding.
1 Mineral reserves and resources calculated using metal prices of $3.00 per pound copper, $11.00 per pound molybdenum, $18.00 per ounce silver and $1,260 per ounce gold.

In January 2018, Hudbay acquired control of a large, contiguous block of mineral rights to explore for mineable deposits within trucking distance of the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna and Kusiorcco properties. Hudbay has commenced permitting, community relations and technical activities required to access and conduct drilling on these properties and has been successful in reaching an agreement covering two of the properties to date with plans to drill in the fourth quarter of 2019.

The Caballito property, located approximately three kilometres northwest of Constancia, is a 120-hectare (297-acre) concession block and is the site of the former Katanga mine, which was operated by Mitsui Mining & Smelting Co., Ltd. and Minera Katanga at different times between the late 1970s and early 1990s. The deposit at Caballito is believed to consist of narrow skarn bodies developed in the contact between limestone and monzonite porphyries with copper, silver and gold mineralization in hypogene sulfides.

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The Maria Reyna property, located within ten kilometres of Constancia, is a 5,850-hectare (14,456-acre) concession block. In 2010, diamond drilling by a previous optionee of the Maria Reyna property intersected copper skarn, breccias and porphyry mineralization. Geophysical surveys and geological mapping have also been conducted on the property and Hudbay believes that the area remains very prospective for additional discoveries.

Negotiations with a local community to secure surface rights over the Pampacancha deposit are progressing, following the election of a new community council in the fourth quarter of 2018. Hudbay continues to take a disciplined, measured and patient approach to these negotiations, as this has proven to be an effective way of engaging in previous instances and is consistent with its proven long-term strategy for securing social license and developing its business in Peru.

Lalor Mine

The Lalor mine achieved ore production of more than 4,500 tonnes per day in February 2019 and production since then has been in line with expectations.

In February 2019, Hudbay announced increased mineral reserves and mineral resources for the Lalor mine and nearby satellite deposits, and a new mine plan that includes the processing of gold and copper-gold ore at the company’s New Britannia mill. The company expects Lalor annual gold production to more than double from current levels once the New Britannia mill is refurbished in 2022. Average annual production of approximately 140,000 ounces is expected during the first five years, at a sustaining cash cost, net of by-product credits, of $450 per ounce1, positioning Lalor as one of the lowest-cost gold mines in Canada.

Current mineral reserves and resources (exclusive of reserves) for Lalor as of January 1, 2019 are summarized below.

Lalor Mine Mineral Reserve and Resource Estimates [1]	Tonnes	Cu Grade (%)	Zn Grade (%)	Au Grade (g/t)	Ag Grade (g/t)
Base Metal Zone Reserves
Proven	5,137,000	0.76	7.13	2.37	26.31
Probable	5,552,000	0.44	4.19	3.52	27.39
Gold Zone Reserves
Proven	58,000	0.80	2.65	5.46	39.09
Probable	2,928,000	1.09	0.31	6.74	23.08
Total proven and probable	13,675,000	0.70	4.46	3.78	26.11
Base Metal Zone Resources
Inferred	1,385,000	0.70	2.30	4.49	43.58
Gold Zone Resources
Inferred	4,516,000	1.08	0.35	4.38	20.42
Total inferred	5,901,000	0.99	0.81	4.41	25.85

Note: totals may not add up correctly due to rounding.
1 Mineral reserves and resources calculated using metal prices of $1.17 per pound zinc (includes premium), $1,260 per ounce gold, $3.10 per pound copper, $18.00 per ounce of silver and using a C$/US$ exchange rate of 1.25.

The updated resource model at Lalor includes 5.9 million tonnes of inferred mineral resources, which have the potential to extend the mine life beyond 10 years while feeding both the Stall and New Britannia mills. In addition, the mineral resources at Hudbay’s satellite deposits in the Snow Lake region, including the copper-gold WIM deposit, the former gold producing New Britannia mine and the zinc-rich Pen II deposit could provide feed for the Stall and New Britannia processing facilities and further extend the mine life.

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The following table summarizes the current mineral resource estimates for the Snow Lake regional deposits (excluding Lalor).

Snow Lake Regional Deposits (excl. Lalor) Mineral Resource Estimates	Tonnes	Cu Grade (%)	Zn Grade (%)	Au Grade (g/t)	Ag Grade (g/t)
Indicated Resources
WIM[1]	3,900,000	1.71	0.26	1.57	6.68
Pen II2	500,000	0.49	8.89	0.35	6.81
Total indicated	4,400,000	1.57	1.24	1.43	6.69
Inferred Resources
WIM[1]	700,000	1.03	0.37	1.76	4.65
Pen II2	100,000	0.37	9.81	0.30	6.85
Total inferred (base metals)	800,000	0.95	1.55	1.58	4.93
Birch & 3 Zone[3]	1,700,000			5.34
New Britannia[3]	2,800,000			4.51
Total inferred (gold)	4,500,000			4.82

Note: totals may not add up correctly due to rounding.
1 WIM mineral resources reported based on a 1.3% CuEq cut-off for the underground portion, and a 0.5% cut-off for the open pit portion, assuming processing recoveries of 90% for copper and zinc for gold and silver, and using long-term prices of $3.00 per pound copper, $1,200 per ounce gold, $1.00 per ounce zinc and $15.00 per ounce of silver.
2 Pen II mineral resources are estimated at a minimum NSR cut-off of C$65 per tonne and assumed that the Pen II mineral resources would be amenable to processing at the Stall mill.
3 New Britannia mineral resource estimates have been reported at a minimal true width of 1.5 metres and with a cut-off grade varying from 2 grams per tonne (at the 3 Zone and the lower part of New Britannia) to 3.3 grams per tonne (at Birch and for the upper part of New Britannia).

Hudbay continues to conduct drilling on the recently announced new discovery in the Snow Lake region and is encouraged by the mineralization intersected in the recent holes. Assays are pending and the company expects to provide an update in due course.

For additional details on the Lalor mine and the company’s Snow Lake Operations, refer to the technical report titled “NI 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada”, effective January 1, 2019, which was filed on Hudbay’s profile on SEDAR today at www.sedar.com and will be filed on EDGAR at www.sec.gov.

777 Mine

The 777 mine life has been extended to the second quarter of 2022, from the end of 2021, based on the most recent estimate of mineral reserves.

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Current mineral reserves and resources (exclusive of reserves) for 777 as of January 1, 2019 are summarized below.

777 Mine Mineral Reserve and Resource Estimates [1]	Tonnes	Cu Grade (%)	Zn Grade (%)	Au Grade (g/t)	Ag Grade (g/t)
Mineral Reserves
Proven	2,169,000	1.80	4.44	1.77	26.45
Probable	1,384,000	0.97	3.75	2.03	21.65
Total proven and probable	3,552,000	1.48	4.17	1.87	24.58
Mineral Resources
Indicated	375,000	1.13	4.05	1.79	29.57
Inferred	395,000	1.43	5.03	3.09	40.44

Note: totals may not add up correctly due to rounding.
1 Mineral reserves and resources calculated using metal prices of $3.10 per pound copper, $1.24 per pound zinc (includes premium), $1,283 per ounce gold, $17.50 per ounce silver and using a C$/US$ exchange rate of 1.267.

Ann Mason

The following table sets forth the estimates of the mineral resources at the Ann Mason project in Nevada.

Ann Mason Project Mineral Resource Estimates [1]	Tonnes	Cu Grade (%)	Mo Grade (%)	Au Grade (g/t)	Ag Grade (g/t)
Indicated	1,400,000,000	0.32	0.006	0.03	0.65
Inferred	623,000,000	0.29	0.007	0.03	0.66

Note: totals may not add up correctly due to rounding.
1 For additional details relating to the estimates of mineral resources at the Ann Mason project, refer to the technical report dated March 3, 2017 and filed on SEDAR by Mason Resources Corp.

Hudbay is currently drilling on one of the targets at Ann Mason and expects to continue exploration activities throughout the remainder of 2019.

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Non-IFRS Financial Performance Measures

Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the anticipated performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 45 of Hudbay’s management’s discussion and analysis for the three months and year ended December 31, 2018 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Person

The scientific and technical information contained in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P.Geo., our Senior Vice President and Chief Operating Officer. The scientific and technical information related to the Lalor and 777 mines contained in this news release has been approved by Olivier Tavchandjian, P.Geo., our Vice President, Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please refer to the NI 43-101 technical reports as filed by Hudbay on SEDAR at www.sedar.com.

Additional details on the company’s material properties, including a year-over-year reconciliation of reserves and resources, is included in Hudbay's Annual Information Form for the year ended December 31, 2018, which will be filed on SEDAR at www.sedar.com.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Canadian reporting requirements for disclosure of mineral properties are governed by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Subject to the SEC Modernization Rules described below, the United States reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933, as amended.

The definitions used in NI 43-101 are incorporated by reference from the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). For example, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in SEC Industry Guide 7. Furthermore, while the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under SEC Industry Guide 7.

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under

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SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Reserve estimates contained in this news release may not qualify as “reserves” under SEC Industry Guide 7. Further, until recently, the SEC has not recognized the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “reserve”.

The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded from and after the required compliance date of the SEC Modernization Rules. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be “substantially similar” to the corresponding CIM Definition Standards, incorporated by reference in NI 43-101.

United States investors are cautioned that while the above terms are “substantially similar” to CIM definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", 'probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this news release containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. We refer to such forward-looking statements and forward-looking information together in this news release as forward-looking information. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking

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information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, mineral reserve and resource estimates, cost and capital and exploration expenditure guidance, anticipated production at our mines and processing facilities, expectations regarding the schedule for acquiring the Pampacancha surface rights and mining the Pampacancha deposit, the anticipated timing, cost and benefits of developing the Rosemont project, the outcome of litigation challenging Rosemont’s permits, expectations regarding the financing, sanctioning and schedule for developing the Rosemont project, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill, the low costs of the operation and the possibility of optimizing the value of our gold resources in Manitoba, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and our anticipated plans for advancing our mining properties surrounding Constancia and the Ann Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•	the schedule for the refurbishment of the New Britannia mill and the success of our Lalor gold strategy;
•	the closing of the transaction to acquire the remaining 7.95% interest in the Rosemont project and the likelihood of finding a new minority joint venture partner;
•	the ability to secure required land rights to develop and commence mining the Pampacancha deposit;
•	the success of mining, processing, exploration and development activities;
•	the scheduled maintenance and availability of our processing facilities;
•	the accuracy of geological, mining and metallurgical estimates;
•	anticipated metals prices and the costs of production;
•	the supply and demand for metals we produce;
•	the supply and availability of all forms of energy and fuels at reasonable prices;
•	no significant unanticipated operational or technical difficulties;
•	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
•	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
•	the availability of personnel for our exploration, development and operational projects;
•	maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;
•

maintaining good relations with the communities in which we operate, including the communities surrounding the Constancia mine and Rosemont project and First Nations communities surrounding the Lalor mine;

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•	no significant unanticipated challenges with stakeholders at our various projects;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the permitting, financing, development and economics of the Rosemont project and related legal challenges), risks related to the new Lalor mine plan, including the schedule for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), risks related to the maturing nature of the 777 mine and its impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent annual information form filed on SEDAR at www.sedar.com.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), molybdenum concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential

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in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé
Director, Investor Relations
(416) 814-4387
candace.brule@hudbay.com

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1 Sustaining cash cost per ounce of gold produced, net of by-product credits, is a non-IFRS financial performance measure with no standardized definition under IFRS. All-in sustaining cash cost includes all operating and sustaining capital costs, including mining, milling and G&A, associated with Lalor gold production and is reported net of by-product credits. By-product credits are based on the following assumptions: zinc price of $1.28 per pound in 2019, $1.27 per pound in 2020, $1.17 per pound 2021 and long-term (includes premium); copper price of $3.00 per pound in 2019, $3.10 per pound in 2020, $3.20 per pound in 2021 and 2022, and $3.10 per pound long-term; silver price of $16.50 per ounce in 2019, $18.00 per ounce in 2020 and long-term; C$/US$ exchange rate of 1.30 in 2019 and 1.25 in 2020 and long-term.